MG LLC dba Donisima

Profit and Loss

January 2022 - March 2023

	TOTAL
Income	
Sales	120,854.26
Total Income	**$120,854.26**
Cost of Goods Sold	
Contract labor	32,595.28
Food Purchases	21,333.06
Restaurant Supplies	8,265.03
Supplies & materials	9,205.89
Total Cost of Goods Sold	**$71,399.26**
GROSS PROFIT	**$49,455.00**
Expenses	
Advertising & marketing	521.64
Ask My Accountant	-1,000.00
Automobile Expenses	6,856.89
Bank fees & service charges	399.01
Insurance	101.89
Legal & accounting services	689.77
Meals	7,606.35
Memberships & subscriptions	1,277.74
Merchant account fees	96.10
Office supplies	1,678.18
Rent	30,162.68
Repairs & maintenance	47.63
Shipping & postage	83.21
Taxes - Other	231.50
Taxes paid	0.00
Payroll taxes	563.14
Total Taxes paid	**563.14**
Telephone Expense	6,076.48
Travel	0.00
Airfare	296.59
Total Travel	**296.59**
Uniforms	662.37
Total Expenses	**$56,351.17**
NET OPERATING INCOME	**$ -6,896.17**
NET INCOME	**$ -6,896.17**

MG LLC dba Donisima

Balance Sheet

As of March 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
DONISIMA (2687) - 1	1,141.74
Total Bank Accounts	**$1,141.74**
Total Current Assets	**$1,141.74**
TOTAL ASSETS	**$1,141.74**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Blanca Celis Payable	1,425.00
Luis Guerra Payable	0.00
Total Other Current Liabilities	**$1,425.00**
Total Current Liabilities	**$1,425.00**
Total Liabilities	**$1,425.00**
Equity	
Owner draws	1,648.26
Owner investments	4,964.65
Retained Earnings	-5,623.04
Net Income	-1,273.13
Total Equity	**$ -283.26**
TOTAL LIABILITIES AND EQUITY	**$1,141.74**

MG LLC dba Donisima

Statement of Cash Flows

January 2022 - March 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-6,896.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Blanca Celis Payable	1,425.00
Luis Guerra Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,425.00**
Net cash provided by operating activities	**$ -5,471.17**
FINANCING ACTIVITIES	
Owner draws	1,648.26
Owner investments	4,964.65
Net cash provided by financing activities	**$6,612.91**
NET CASH INCREASE FOR PERIOD	**$1,141.74**
CASH AT END OF PERIOD	**$1,141.74**